

September 22, 2010

<u>Via Facsimile (212) 446-4900 and U.S. Mail</u>

David Fox, Esq.
Kirkland & Ellis LLP
601 Lexington Ave.
New York, New York 10022

> **Re:** **Zymogenetics, Inc.**
> **Schedule TO-T and TO-T/A's**
> **Filed September 10, 13 and 17, 2010**
> **by Zeus Acquisition Corporation and**
> **Bristol-Myers Squibb Company**
> **File No. 5-78019**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>
<u>General</u>

1. We note that you have a collaboration agreement with the Company pursuant to which the Company received upfront payments of over $100 million for the development and commercialization rights to PEG-IFN-lambda. The collaboration agreement also provides for significant additional possible payments based on development, regulatory and sales milestone achievements, including up to $287 million in development and regulatory milestones and up to $285 million in annual sales milestones. We note that affiliation for purposes of Rule 13e-3 can exist by virtue of relationships other than share ownership. Please provide your analysis as to whether affiliation exists for purposes of that Rule, by virtue of the pre-existing business relationship between these entities. See Exchange Act

Release No. 17719 (April 13, 1981). We may have additional comments.

Purpose of the Offer; Plans for the Company, page 44

2. We note your statement on page 44 that the "foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available dissenters' rights." Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding in your response letter.

Certain Conditions of the Offer, page 47

3. Your statement that you may assert a condition, including a condition triggered by acts or omissions to act by the Purchaser, may render the offer illusory. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend the last paragraph of this section to exclude actions or omissions to act by the bidder.

4. See our previous comment. It appears that the termination of the Merger Agreement by Parent or Purchaser could trigger the condition listed in the final bullet point on page 28. If termination is within the Purchaser's sole control (without a basis on the occurrence or non-occurrence of objective events or conditions), you may not condition the tender offer on the merger agreement not being terminated. Please revise or advise.

Miscellaneous

5. You state that the Offer "is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

David Fox, Esq.
Kirkland & Ellis LLP
September 22, 2010
Page 3

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions